

October 24, 2023

Charles Reinhart, III
Chief Financial Officer
Pacira BioSciences, Inc.
5401 West Kennedy Boulevard, Suite 890
Tampa, Florida 33609

   Re: Pacira BioSciences, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2022
     Filed February 28, 2023
     File No. 001-35060

Dear Charles Reinhart:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences